

Mail Stop 3561

November 24, 2008

Richard Rosenblum
Chief Executive Officer
Boxwoods, Inc.
850 Third Avenue, Suite 1801
New York, NY 10022

Re: Boxwoods, Inc.
        Form 10-KSB for Fiscal Year Ended November 30, 2007
        Filed February 14, 2008
        File No. 333-132107

Dear Mr. Rosenblum:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended November 30, 2007

Management's Discussion and Analysis or Plan of Operation, page 4

1. We note on page 5 that you will be required to include a report of management on your internal control over financial reporting commencing with your annual report for the year ended November 30, 2009. Pursuant to Item 308T(a) of Regulation S-

K, you will be required to provide a report of management on your internal control over financial reporting as of November 30, 2008. Please confirm to us that your Form 10-K for the fiscal year ended November 30, 2008, will include management's report on internal control over financial reporting.

Controls and Procedures, page 7

2. You disclose that your chief executive and chief financial officer concluded that your disclosure controls and procedures have been designed and are being operated in a manner that provides reasonable assurance. It does not appear that you have disclosed your conclusion as to the effectiveness of your disclosure controls and procedures as required by Item 307 of Regulation S-B. Please confirm to us that you will state clearly in future filings, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and set forth, if true, the conclusions of the principal executive and principal financial officers that the disclosure controls and procedures are, in fact, effective at the "reasonable assurance" level.

3. In addition, please state, if true, that your certifying officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive and chief financial officer, to allow timely decisions regarding required disclosure. Please confirm to us that in future periodic reports you will provide a complete definition of the term disclosure controls and procedures that conforms to the Rules 13a-15(e) and 15d-15(e) of the Exchange Act whenever you include a definition of the term.

Form 10-Q for the Quarterly Period Ended August 31, 2008

Controls and Procedures, page 13

4. With respect to your Form 10-Q, we note the statement that "A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." In future filings, clarify whether your CEO and CFO have concluded that the controls and procedures are effective *at the reasonable assurance level*. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures and any other qualifying language. Refer to Section II.F. 4 of Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-

8238 (June 5, 2003), available on our website at http://www.sec.gov/rules/final/33-8238.htm

Exhibit 31

5. We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-B in the following respects:

    - Please revise your certifications to be worded exactly as required by Item 601(b)(31)(i) of Regulation S-K, last amended by Release No. 33-8876, December 19, 2007 and effective February 4, 2008;
    - Please remove the report descriptions "quarterly," as appropriate, from all certifications except for where you identify in the first paragraph this quarterly report on Form 10-Q;
    - Correct paragraph four and five to conform to the amended language; and
    - Remove paragraph six of the certification.

    Please confirm to us that you will conform the Section 302 certifications to that found in Item 601(b)(31) of Regulation S-K in future filings, and provide us with the form of the certification that you intend to include in your Form 10-K as of November 30, 2008.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or me at (202) 551-3688 if you have questions regarding these comments.

Sincerely,

Ryan C. Milne
Accounting Branch Chief